Filed pursuant to Rule 433

Free Writing Prospectus dated September 16, 2019

Registration Statement No. 333-233668

Hillenbrand, Inc.

Pricing Term Sheet

4.500% Senior Notes due 2026

This pricing term sheet is qualified in its entirety by reference to Hillenbrand, Inc.’s preliminary prospectus supplement dated September 16, 2019 (the “Preliminary Prospectus Supplement”).

The information in this pricing supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Hillenbrand, Inc.

Title of Securities:	4.500% Senior Notes due 2026

Principal Amount:	$375,000,000

Coupon:	4.500%

Yield to Maturity:	4.526%

Spread to Benchmark Treasury:	+275 basis points

Benchmark Treasury:	UST 1.375% due August 31, 2026

Benchmark Treasury Yield:	1.776%

Price to Public:	99.847%

Trade Date:	September 16, 2019

Settlement:

September 25, 2019 (T+7)

We expect that delivery of the notes will be made against payment therefor on or about the seventh business day following the date of confirmation of orders with respect to the notes (this settlement cycle being referred to as “T+7”).Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes before their delivery should consult their own advisor.

Maturity:	September 15, 2026

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Special Mandatory Redemption:

In the event that (i) the Merger is not consummated on or prior to July 6, 2020 or (ii) the Merger Agreement is terminated at any time before July 6, 2020: 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the earlier to occur of (1) August 5, 2020 or (2) the 30th day following the date that the Merger Agreement terminates in accordance with its terms.

Optional Redemption:

Prior to January 15, 2026: 100% of the aggregate principal amount and accrued and unpaid interest to, but not including, the date of redemption, plus an applicable make-whole premium at a discount rate of Treasury plus 45 basis points.

On or after January 15, 2026: 100% of the aggregate principal amount and accrued and unpaid interest to, but not including, the date of redemption.

Denominations:	$2,000 minimum; $1,000 increments

Ratings*:	Moody’s: Baa3 (negative outlook) S&P: BBB- (negative outlook) Fitch: BBB- (negative outlook)

CUSIP:	431571 AB4

ISIN:	US431571 AB45

Joint Lead Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Book-Running Manager:	Citizens Capital Markets, Inc.

Co-Managers:

PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
BMO Capital Markets Corp.
SMBC Nikko Securities America, Inc.
HSBC Securities (USA) Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Fifth Third Securities, Inc.
Commerz Markets LLC

*                                                  A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, review, suspension, qualification or withdrawal at any time by the assigning rating agency.

Changes to the Preliminary Prospectus Supplement

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $369 million, after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use these net proceeds, together with available cash, borrowings of $500 million under the New Term Loan Facility and borrowings under the Revolver to finance the cash consideration portion of the Merger, repay certain indebtedness of Milacron and to pay related fees and expenses associated therewith. As a result of the amount of proceeds raised in this offering, we may borrow more than the $634.9 million of previously assumed borrowings under the Revolver, including the use of all or part of the $450 million uncommitted accordion under the Credit Agreement. The exact amount of borrowings under the Revolver will depend, in part, on Milacron’s outstanding indebtedness and cash on hand at the time of closing of the Merger. In addition to or in lieu of additional borrowings under the Revolver, we may also pursue other sources of funding, including, without limitation, a new term loan, capital markets indebtedness or other indebtedness. We cannot assure you if or when we will be able to procure such alternative sources of funding or the terms, including the applicable interest rates, thereof.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC collect at 1-800-645-3751.

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